Exhibit 3.1

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1.             Name of corporation:

Las Vegas Gaming, Inc.

2.
By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

As authorized and ratified by resolution of the Board of Directors of Las Vegas Gaming, Inc., 4,693,878 shares of the 10,000,000 authorized shares of preferred stock, $.001 par value, shall be designated as Series I Preferred Stock, $.001 par value and shall have the powers, designations, preferences, limitations, restrictions and relative rights as set forth in the attachment hereto.

3.             Effective date of filing: (optional) ____________________________________________________
(must not be later than 90 days after the certificate is filed)
4.             Signature: (required)

X /s/ Bruce A. Shepard
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Stock Designation
Revised: 7-1-08

CERTIFICATE OF DESIGNATION
OF
SERIES I PREFERRED STOCK
OF
LAS VEGAS GAMING, INC.

(Pursuant to NRS 78.1955)

(Continued)

The following is a statement of the powers, designations, preferences, limitations, restrictions and relative rights of a series of preferred stock of Las Vegas Gaming, Inc., a Nevada corporation (the “Corporation”), as authorized and ratified by the board of directors of the Corporation, for the purposes of confirming a series of the Corporation’s authorized preferred stock, $.001 par value per share (“Preferred Stock”):

4,693,878 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series I Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1. Dividends.

From and after the date of the issuance of any shares of Series I Preferred Stock, the holders of record on each Mandatory Dividend Record Date of each share of Series I Preferred Stock will be entitled to receive, and the Board of Directors of the Corporation must declare (subject only to the legal availability of funds for payment thereof) cash dividends in an amount equal to the Dividend Rate times the Series I Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series I Preferred Stock) (the “Mandatory Dividends”).  “Dividend Rate” will mean a rate equal to 6.5% annually (computed on the basis of a 360-day year accruing from July 16, 2008; provided that such rate will increase to 18.0% annually in the event that any Mandatory Dividend is not paid in cash within ten days after any Mandatory Dividend Record Date.  “Mandatory Dividend Record Date” means each January 1 of each year beginning with January 1, 2010 so long as any Series I Preferred Stock is outstanding.  The “Series I Original Issue Price” will mean $2.45 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series I Preferred Stock.  “Base Amount” means, as of any date, an amount equal to the sum of the Series I Original Issue Price plus the amount of all Mandatory Dividends with respect to a share of Series I Preferred Stock that have accrued but not been paid in cash.  Mandatory Dividends will accrue from day to day, whether or not declared, and will be cumulative.  The Corporation will not declare, pay or set aside any dividends on, or redeem or repurchase in any manner (including, without limitation, pursuant to redemption, repurchase or put rights, or an election to receive consideration in lieu of conversion), shares of any other class or series of capital stock of the Corporation, including, without limitation, on any Junior Securities (other than dividends on shares of the Company’s Common Stock, par value $.001 per share, or the Company’s Common Stock Series A, par value $.001 per share (such Common Stock and Common Stock Series A collectively referred to hereinafter as “Common Stock”) payable in shares of Common Stock), unless (in addition to the obtaining of any consents required elsewhere in the Articles of Incorporation) the holders of the Series I Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series I Preferred Stock in an amount at least equal to the amount of the aggregate Mandatory Dividends then accrued on such share of Series I Preferred Stock and not previously paid; provided, that the Corporation shall be allowed to pay the accrued but unpaid dividends as of the date of first issuance of Series I Preferred Stock on the Corporation’s Series F Convertible Preferred Stock and Series G Convertible Preferred Stock, up to an amount not to exceed $100,000, and effect the Series B Repurchase (as defined in Section 3.2(e)).   “Junior Securities’” means all classes or series of the Corporation’s common stock, the Corporation’s Series A Convertible Preferred Stock, the Corporation’s Series B Convertible Preferred Stock, the Corporation’s Series C Convertible Preferred Stock, the Corporation’s Series D Convertible Preferred Stock, the Corporation’s Series E Convertible Preferred Stock, the Corporation’s Series F Convertible Preferred Stock (except to the extent otherwise provided in Sections 2.1), the Corporation’s Series G Convertible Preferred Stock, the Corporation’s Series H Convertible Preferred Stock, and any future capital stock of the Corporation the terms of which, subject to compliance with the rights, privileges and preferences of the Series I Preferred Stock, do not specifically provide that they are senior to or on parity with the Series I Preferred Stock.  Any capital stock of the Corporation that purports to be senior to any of the rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Series I Preferred Stock and that were not approved by the holders of the Series I Preferred Stock in accordance with Section 3.2 hereof shall be deemed to be Junior Securities.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series I Preferred Stock.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series I Preferred Stock then outstanding will be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment will be made to the holders of Common Stock or any other Junior Securities by reason of their ownership thereof, an amount per share equal to the Base Amount; provided, that the holders of the Corporation’s Series F Convertible Preferred Stock shall be entitled to be paid out of the Jackpot Security Account, to the extent funds are available in such account, an amount equal to $5.00 per share of Series F Convertible Preferred Stock, plus any accrued but unpaid dividends, up to an aggregate payment to the holders of such Series F Convertible Preferred Stock of $1,000,000 out of such account, before any payment out of such account is made to the holders of the shares of Series I Preferred Stock pursuant to this Section 2.1 (the “Series F Jackpot Account Preference”).  If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of shares of Series I Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Series I Preferred Stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.  The aggregate amount which a holder of a share of Series I Preferred Stock is entitled to receive under this Section 2.1 is referred to as the “Series I Liquidation Amount.” “Jackpot Security Account” means the Corporation’s separate bank account in which $1,000,000 is reserved solely to satisfy the Corporation’s jackpot security requirements related to the Gambler’s Bonus Million Dollar Ticket game operated by the Corporation in Nevada.

2.2 Distribution of Remaining Assets.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series I Preferred Stock as provided in Section 2.1, the remaining assets of the Corporation available for distribution to its stockholders will be distributed among the holders of Junior Securities, in accordance with their respective terms (subject to the Series F Jackpot Account Preference, if any, if not already distributed as provided in Section 2.1).  After the payment of all preferential amounts required to be paid to the holders of shares of Series I Preferred Stock as provided in Section 2.1, the holders of shares of Series I Preferred Stock shall not participate in the distribution of the remaining assets pursuant to this Section 2.2.

2.3 Deemed Liquidation Events.

2.3.1 Definition.  Each of the following events will be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series I Preferred Stock elects otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger or consolidation, the parent corporation or entity of such surviving or resulting corporation or entity (provided that, for the purpose of this Section 2.3.1, all shares of Common Stock issuable upon exercise of Options (as defined in Section 4.4.1) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined in Section 4.4.1) outstanding immediately prior to such merger or consolidation will be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged);

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or a majority of the assets or revenue or earnings generating capacity of the Corporation and its subsidiaries taken as a whole (including, without limitation, any of its patents), or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if a majority of the assets or revenue or earnings generating capacity of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(c) any person, entity or “group” within the meaning of §13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules thereof (the “Exchange Act”); individuals who, as of July 16, 2008, constitute the Board of Directors of the Corporation (the “Continuing Directors”) cease for any reason to constitute at least a majority of such Board; provided, however, that any individual becoming a director after July 16, 2008 whose election or nomination for election by the Corporation’s shareholders, was approved by a vote of at least a majority of the Continuing Directors will be deemed to be a Continuing Director, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act or other actual or threatened solicitation of proxies or consents by or on behalf of a person, entity or group other than the Board); or there occurs any other event of circumstance that would require reporting under Item 5.01 of Form 8-K under the Exchange Act (or any successor item).

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation will not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation will be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.  In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii), 2.3.1(b) or 2.3.1(c), if the Corporation does not effect a dissolution of the Corporation under the Nevada Revised Statutes within 90 days after such Deemed Liquidation Event, then (i) the Corporation will send a written notice to each holder of Series I Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series I Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Series I Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation will use the consideration received by the Corporation, if any, for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders (the “Available Proceeds”), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Series I Preferred Stock at a price per share equal to the Series I Liquidation Amount (referred to in this Section 2.4 as the “Redemption Price”).  Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series I Preferred Stock, the Corporation will redeem a pro rata portion of each holder’s shares of Series I Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts that would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and will redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.  The Corporation will send written notice of the mandatory redemption (the “Redemption Notice”) to each holder of record of Series I Preferred Stock not less than 40 days prior to each Deemed Liquidation Event.  Each Redemption Notice will state:

(i) the number of shares of Series I Preferred Stock held by the holder that the Corporation will redeem on the date of the Deemed Liquidation Event specified in the Redemption Notice;

(ii) the date of the Deemed Liquidation Event and the Redemption Price;

(iii) the date upon which the holder’s right to convert such shares terminates (as determined in accordance with Section 4.1); and

(iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series I Preferred Stock to be redeemed.

2.3.3 Opt Out; Tender of Certificates.  If the Corporation receives, on or prior to the 20th day after the date of delivery of the Redemption Notice to a holder of Series I Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 2.3, then the shares of Series I Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation’s receipt of such notice will thereafter be “Excluded Shares.”  Excluded Shares will not be redeemed or redeemable pursuant to this Section 2.3, whether in such Deemed Liquidation Event or thereafter.  On or before the date of the Deemed Liquidation Event, each holder of shares of Series I Preferred Stock to be redeemed on such date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, must surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares will be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.  In the event less than all of the shares of Series I Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series I Preferred Stock will promptly be issued to such holder.  If the Redemption Notice has been duly given, and if on the date of the Deemed Liquidation Event the Redemption Price payable upon redemption of the shares of Series I Preferred Stock to be redeemed in such Deemed Liquidation Event is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series I Preferred Stock so called for redemption have not been surrendered, dividends with respect to such shares of Series I Preferred Stock will cease to accrue after date of the Deemed Liquidation Event and all rights with respect to such shares will forthwith after the date of the Deemed Liquidation Event terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

Prior to the distribution or redemption provided for in this Section 2.3, the Corporation will not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.4 Amount Deemed Paid or Distributed.  If the amount deemed paid or distributed under this Section 2.3 is made in property other than in cash, the value of such distribution will be the fair market value of such property, determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange or the NASDAQ Stock Market, the value will be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value will be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value will be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) will take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

2.3.5 Allocation of Escrow.  In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow or is payable to the stockholders of the Corporation subject to contingencies, the Merger Agreement will provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) will be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration that becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies will be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. Voting.

3.1 General.  On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series I Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series I Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.  Except as provided by law or by the other provisions of the Articles of Incorporation or Certificate or Designation, holders of Series I Preferred Stock will vote together with the holders of Common Stock as a single class.

3.2 Series I Preferred Stock Protective Provisions.  At any time when any shares of Series I Preferred Stock are outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series I Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation;

(c) create, or authorize the creation of, or issue or obligate itself to issue shares of, any class or series of capital stock (whether now existing or any additional class or series of capital stock) unless the same ranks junior to the Series I Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series I Preferred Stock or increase the authorized number of shares of any class or series of capital stock (whether now existing or any additional class or series of capital stock) unless the same ranks junior to the Series I Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(d) (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series I Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series I Preferred Stock in respect of any such right, preference or privilege, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series I Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series I Preferred Stock in respect of any such right, preference or privilege;

(e) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series I Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, (iv) repurchases of shares of the Corporation’s Series B Convertible Preferred Stock, to the extent any holder thereof validly elects to exercise its right set forth in the certificate of designation therefore to require the Corporation to repurchase the holder’s shares of Series B Convertible Preferred Stock (which right expires October 31, 2008), up to a maximum repurchase pursuant thereto of an aggregate of 76,750 shares of Series B Convertible Preferred Stock (the “Series B Repurchase”), and (v) accrued but unpaid dividends as of the date of first issuance of Series I Preferred Stock on the Company’s Series F Convertible Preferred Stock and Series G Convertible Preferred Stock, up to an amount not to exceed $100,000;

(f) incur (or agree to incur) indebtedness for borrowed money (including, without limitation, pursuant to capital leases) or create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security; provided, that the Corporation shall be permitted to incur indebtedness for borrowed money in order to lease or purchase materials that are used to produce and that become a part or component of the Corporation’s products (such permitted indebtedness not to exceed $5,000,000 in the aggregate);

(g) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(h) engage in, or directly or indirectly enter into an agreement to engage in, any acquisition of any assets or a business in which any shares of any class or series of capital stock of the Corporation are issued, sold or otherwise conveyed as part of the consideration paid in such acquisition; provided, the Corporation shall be permitted to issue up to 750,000 shares of its Common Stock as consideration for the repurchase and termination of all of its intellectual property licenses previously granted to Ad-Line; or

(i) issue or grant, or agree to issue or grant, options to employees or directors of the Corporation or any other person or entity; provided, that during the eighteen (18) month period following the date of issuance of the first share of Series I Preferred Stock (the “Initial Issuance Date”), the Corporation shall be permitted (a) to issue Options for the purchase of an aggregate of 1,000,000 shares of Common Stock to employees or directors of the Corporation or, (b) if the Corporation cancels or otherwise terminates all out-of-the money options existing on the Initial Issuance Date, to issue Options for the purchase of an aggregate of 1,500,000 shares of Common Stock to employees or directors of the Corporation; and, provided further, that following such eighteen (18) month period, the Corporation shall be permitted to issue to employees or directors of the Corporation, on an annual basis, Options for the purchase of shares of Common Stock in an aggregate amount up to the lesser of (i) 3% of the number of shares of Common Stock outstanding on a fully-diluted basis and (ii) 1,000,000 shares.

4. Optional Conversion.

The holders of the Series I Preferred Stock will have conversion rights as follows (the “Conversion Rights”):

4.1 Right to Convert.

4.1.1 Conversion Ratio.  Each share of Series I Preferred Stock will be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Base Amount by $2.45 (the denominator in the foregoing formula, as adjusted pursuant to the terms set forth herein, the “Series I Conversion Price”).  The Series I Conversion Price, and therefore the rate at which shares of Series I Preferred Stock may be converted into shares of Common Stock, will be subject to adjustment as provided below.  For the avoidance of doubt, any adjustments to the Series I Conversion Price, and therefore the rate at which shares of Series I Preferred Stock may be converted into shares of Common Stock, will be given effect with respect to any shares of Series I Preferred Stock that may be issued after the event giving rise to such adjustment.

4.1.2 Termination of Conversion Rights.  In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series I Preferred Stock.

4.2 Fractional Shares.  No fractional shares of Common Stock will be issued upon conversion of the Series I Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation.  Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series I Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion.  In order for a holder of Series I Preferred Stock to voluntarily convert shares of Series I Preferred Stock into shares of Common Stock, such holder will surrender the certificate or certificates for such shares of Series I Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series I Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series I Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent.  Such notice will state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued.  If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing.  The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice will be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such date.  The Corporation will, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series I Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series I Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

4.3.2 Reservation of Shares.  The Corporation will at all times when the Series I Preferred Stock will be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series I Preferred Stock, such number of its duly authorized shares of Common Stock as will from time to time be sufficient to effect the conversion of all outstanding Series I Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then outstanding shares of the Series I Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Articles of Incorporation.  Before taking any action which would cause an adjustment reducing the Series I Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series I Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series I Conversion Price.

4.3.3 Effect of Conversion.  All shares of Series I Preferred Stock that have been surrendered for conversion as herein provided will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon.  Any shares of Series I Preferred Stock so converted will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series I Preferred Stock accordingly.

4.3.4 Taxes.  The Corporation will pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series I Preferred Stock pursuant to this Section 4.  The Corporation will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series I Preferred Stock so converted were registered, and no such issuance or delivery will be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series I Conversion Price for Diluting Issues.

4.4.1 Special Definitions.  For purposes of this Article Fourth, the following definitions will apply:

(a) “Option” will mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) “Series I Original Issue Date” will mean the date on which the first share of Series I Preferred Stock was issued.

(c) “Convertible Securities” will mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) “Additional Shares of Common Stock” will mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series I Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, “Exempted Securities”):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series I Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

4.4.2 No Adjustment of Series I Conversion Price.  No adjustment in the Series I Conversion Price will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series I Preferred Stock agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series I Original Issue Date issues any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or fixes a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series I Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the Series I Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Series I Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security.  Notwithstanding the foregoing, no readjustment pursuant to this clause  (b) will have the effect of increasing the Series I Conversion Price to an amount which exceeds the lower of (i) the Series I Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series I Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series I Conversion Price pursuant to the terms of

Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series I Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series I Original Issue Date), are revised after the Series I Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series I Conversion Price pursuant to the terms of Subsection 4.4.4, the Series I Conversion Price will be readjusted to such Series I Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series I Conversion Price provided for in this Subsection 4.4.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 4.4.3).  If the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series I Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment will instead be effected at the time such number of shares or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series I Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series I Conversion Price Upon Issuance of Additional Shares of Common Stock.  In the event the Corporation at any time after the Series I Original Issue Date issues Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Series I Conversion Price in effect immediately prior to such issue, then the Series I Conversion Price will be reduced, concurrently with such issue, to the consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation will be deemed to have received an aggregate of $.001 of consideration for all such Additional Shares of Common Stock issued or deemed to be issued.

4.4.5 Determination of Consideration.  For purposes of this Section 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

(a) Cash and Property:  Such consideration will:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities.  The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, will be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates.  In the event the Corporation issues on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series I Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series I Conversion Price will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations.  If the Corporation at any time or from time to time after the Series I Original Issue Date effects a subdivision of the outstanding Common Stock, the Series I Conversion Price in effect immediately before that subdivision will be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series will be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.  If the Corporation at any time or from time to time after the Series I Original Issue Date combines the outstanding shares of Common Stock, the Series I Conversion Price in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series will be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.  Any adjustment under this Section will become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions.  In the event the Corporation at any time or from time to time after the Series I Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series I Conversion Price in effect immediately before such event will be decreased as of the time of such issuance or, in the event such a record date will have been fixed, as of the close of business on such record date, by multiplying the Series I Conversion Price then in effect by a fraction:

(1)           the numerator of which will be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)           the denominator of which will be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date has been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series I Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter the Series I Conversion Price will be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment will be made if the holders of Series I Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series I Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions.  In the event the Corporation at any time or from time to time after the Series I Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series I Preferred Stock will receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series I Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc.  Subject to the provisions of Section 2.3, if there occurs any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series I Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series I Preferred Stock will thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series I Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) will be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series I Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series I Conversion Price) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series I Preferred Stock.

4.9 Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Series I Conversion Price pursuant to this Section 4, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series I Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series I Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of Series I Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series I Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series I Preferred Stock.

4.10 Notice of Record Date.  In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series I Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series I Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series I Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series I Preferred Stock and the Common Stock.  Such notice will be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. Redeemed or Otherwise Acquired Shares.  Any shares of Series I Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred.  Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series I Preferred Stock following redemption.

6. Waiver.  Any of the rights, powers, preferences and other terms of the Series I Preferred Stock set forth herein may be waived on behalf of all holders of Series I Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series I Preferred Stock then outstanding.

7. Notices.  Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series I Preferred Stock will be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.